April 2, 2020

Yuan Xu, Ph.D.
Chief Executive Officer
Legend Biotech Corporation
2101 Cottontail Lane
Somerset, NJ 08873

       Re: Legend Biotech Corporation
           Draft Registration Statement on Form S-1
           Submitted March 9, 2020
           CIK No. 0001801198

Dear Dr. Xu:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted March 9, 2020

Prospectus Summary
Overview, page 1

1. Please delete references to your product candidates as potentially "best-in-class." This statement implies an expectation of regulatory approval and is inappropriate given the length of time and uncertainty with respect to securing marketing approval. If your use of this term was intended to convey your belief that the products are based on a novel technology or approach, you may discuss how your technology differs from existing antibodies.
 Yuan Xu, Ph.D.
FirstName LastNameYuan Xu, Ph.D.
Legend Biotech Corporation
Comapany NameLegend Biotech Corporation
April 2, 2020
Page 2,
April 2 2020 Page 2
FirstName LastName
2. We note your use of "manageable safety profile" here and throughout the prospectus.
         Please revise your disclosure to explain what constitutes a "manageable safety profile."
         Please also discuss the specific experiences of your subjects which led you to reach this conclusion.
3. We note you describe here in the Summary and elsewhere favorable results observed in
         LCAR-B38M/JNJ-4528. Please expand to provide fuller context for these statements by providing the specific details and parameters of these trials, including the statistical significance of the observed results.
4. We note that you anticipate that a BLA will be submitted to the FDA and a MAA will be submitted to the EMA for JNJ-4528 for the treatment of RRMM in the second half of
         2020. However, we note that CARTITUTE-1/2 are in the midst of Phase II and your
         Phase III trial, CARTITUDE-4, has not started enrollment. Please supplementally tell us why you believe you will be in a position to submit BLA/MAA for JNJ-4528 in the second half of 2020.
Our Pipeline, page 2

5. The table of your product candidate pipeline on pages 2 and 111 should reflect the actual, and not the anticipated, status of your pipeline candidates as of the latest practicable date.
         The table currently suggests that CARTITUDE-4 trial is in the midst of Phase 3 but your disclosure indicates that you have not started enrollment. Please revise to show the actual status.
Risk Factors
Adverse side effects or other safety risks associated with our product candidates could delay or preclude approval..., page 24

6. We note the deaths reported in your LEGEND-2 clinical trial. Please revise to clarify whether the deaths were treatment related.
Use of Proceeds, page 90

7. We note your statement that the net proceeds from this offering, together with your existing cash and cash equivalents, may be insufficient to fund any of your product candidates through regulatory approval, and you anticipate needing to raise additional capital. Please revise your use of proceeds to clarify how far along in the development process of LCAR-B38M/JNJ-4528 you expect the proceeds from this offering, together with your existing cash and cash equivalents, will take you.
 Yuan Xu, Ph.D.
FirstName LastNameYuan Xu, Ph.D.
Legend Biotech Corporation
Comapany NameLegend Biotech Corporation
April 2, 2020
Page 2,
April 3 2020 Page 3
FirstName LastName
Research and Development Expenses, page 99

8. You state on page 100 "We track outsourced development costs by product candidate or preclinical program, but we do not allocate personnel costs, other internal costs or external consultant costs to specific product candidates or preclinical programs." Please disclose costs by product candidate for each period presented or direct us to that disclosure.
Critical Accounting Policies, page 105
Shared-Based Compensation, page 107

9. Please revise to disclose the extent to which any stock-based compensation has been awarded during 2019 and provide the fair valuations of each award. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Our Programs, page 116

10. Please describe the International Myeloma Working Group criteria and explain how it is used to measure patient response.
11. We note that your disclosures throughout this section references "overall response rate,"
         "partial response," "very good partial response," "stable disease," and "objective response." For your completed clinical trials, please revise your document to describe the clinical endpoints and clarify what constitutes an overall response rate, objective response, partial response, and very good partial response. Additionally clarify how you have measured or concluded that the disease is stable.
Completed Clinical Results
LEGEND-2 (China), page 123

12. We note use of p-values on page 123. At first use, please explain how "p-value" is used to measure statistical significance and the relevance of statistical significance to the FDA's evidentiary standards for drug approval.
Company-Owned Intellectual Property, page 136

13. Please disclose the jurisdictions of your most material foreign patent applications.
 Yuan Xu, Ph.D.
FirstName LastNameYuan Xu, Ph.D.
Legend Biotech Corporation
Comapany NameLegend Biotech Corporation
April 2, 2020
Page 2,
April 4 2020 Page 4
FirstName LastName
Competition, page 138

14. Please revise your discussion of competitive conditions by describing the current landscape for patent protections in your industry. In this regard, we note that across several risk factors on pages 53 to 62 you highlight risks stemming from existing third party patents and patent applications. In your discussion of the competitive landscape, identify specific patents and patent applications, if material, as well as their holders/applicants
Jury Trial Waiver, page 198

15. We note your disclosure regarding the waiver of jury trial provision on page 198. Please include a risk factor to highlight the material risks related to this provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, whether it may discourage or limit suits against you or the depositary and whether the provision applies to purchasers in secondary transactions. Also disclose whether this provision would apply if the ADS holder were to withdraw the ordinary shares.
Financial Statements, page F-1

16. Please tell us why you do not include a note to the financial statements regarding the
         Janssen Agreement that:
           includes disclosure of the significant judgments underlying your conclusion that the license granted to Janssen was distinct and represented a right-to-use license, as addressed in paragraph 123 and 125 of IFRS 15;
           quantifies the amount allocated to each performance obligation at inception and at each time the transaction price was updated pursuant to paragraph 120 of IFRS 15;
           describes and quantifies the methods and assumptions used to determine standalone selling price;
           a rollforward of the contract liability account showing increases and decreases to the balance pursuant to paragraph 118 of IFRS 15;
           discloses the amount recognized for the license at inception and how that amount was determined;
           explains how you determined the $7,570,000 of revenue for the license in 2018 shown in Note 5 to the financial statements;
           explains how you determined the $40,534,000 of revenue for joint steering committee in 2018 shown in Note 5;
           explains why you defer milestone payments received;
           discloses how you determined that performing research and development services for
             Janssen was not a performance obligation; and you disclose that you had contracted but not yet recognized revenue of approximately
             $322 million as of December 31, 2018 of which you expect to recognize approximately 12.5% over the next twelve months and the remainder thereafter
 Yuan Xu, Ph.D.
Legend Biotech Corporation
April 2, 2020
Page 5
          through the remaining collaboration period. Please tell us how you considered that these two time bands would be the most appropriate to explain when you expect to recognize the revenue related to your remaining performance obligations given the initial band only represents 11% of a 9 year remaining estimated collaboration period.
          Refer to paragraph 120(b) of IFRS 15.
17. With regard to the $1,115 million in the Janssen agreement that may be received for the achievement of specified future development, regulatory and net trade sales milestones:
        we believe additional disclosure would improve information regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts. Refer to IFRS 15 paragraph 110. Provide disclosure that further disaggregates the aggregate amount. Given the differences in the nature, timing, and uncertainty between development, regulatory and net trade sales milestones, we believe that separate amounts should be provided for those categories.
        also, tell us your consideration of disclosing individually material milestones.
        finally, disclose the triggering event for receipt of the four milestones that have been received as specified in paragraph 117 of IFRS 15.
24. Reserves, page F-44

18. We note the risk factor on page 69 related to PRC restrictions that could prevent you from distributing dividends to your foreign subsidiaries and the amount of restricted net assets as of December 31, 2018 quantified herein. Please tell us how you considered the requirements under Item 8 of Form F-1 and Article 5-04 of Regulation S-X to provide condensed financial information of the registrant.
General

19. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Jenn Do at 202-551-3743 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact
Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameYuan Xu, Ph.D.
                                                            Division of
Corporation Finance
Comapany NameLegend Biotech Corporation
                                                            Office of Life
Sciences
April 2, 2020 Page 5
cc:       Mark Ballantyne, Esq.
FirstName LastName